FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-171806) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Senior Global Medium-Term Notes, Series E (collectively, the “Notes”) by Royal Bank of Canada (the “Bank”) on or following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-171806):
Name of Security	Date of Pricing Supplement	Date of Settlement of Security	Principal Amount
Buffered Equity Index-Linked Notes Due March 27, 2013 (Linked to the Russell 2000® Index)	February 6, 2012	February 13, 2012	$7,421,000
Buffered Bullish Enhanced Return Notes Linked to the Russell 2000® Index, Due March 11, 2013	February 6, 2012	February 13, 2012	$2,547,000
Reverse Convertible Notes Linked to the Common Stock of Halliburton Company	February 7, 2012	February 13, 2012	$845,000
Redeemable Fixed Rate Notes, due February 13, 2032	February 8, 2012	February 13, 2012	$15,000,000
Buffered Bullish Enhanced Return Notes Linked to the S&P 500® Index, Due December 11, 2015	February 8, 2012	February 13, 2012	$9,475,000
Autocallable Reverse Convertible Notes Linked to the Worst Performing of Two Equity Securities	February 8, 2012	February 13, 2012	$4,000,000
Reverse Convertible Notes Linked to the Worst Performing of Two Equity Securities	February 8, 2012	February 13, 2012	$500,000

Exhibit	Description of Exhibit
5.1	Opinion of Norton Rose Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Quebec law.

5.2	Opinion of Morrison & Foerster LLP, as to the validity of the Notes under New York law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Donald Dye

Name: Title:	Donald Dye Authorized Officer

Date:	February 13, 2012

ROYAL BANK OF CANADA

By:	/s/ Ricky Lie Ken Jie

Name: Title:	Ricky Lie Ken Jie Authorized Officer

Date:	February 13, 2012